UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G/A
(RULE 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Information to be included in statements filed pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).

Aradigm Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

038505301
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] 	Rule 13d-1 (b)
[X]	Rule 13d-1 (c)
[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

Issuer: Aradigm Corp.		CUSIP No.: 038505301

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

	First Eagle Investment Management, LLC
	Tax ID # 57-1156902

2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	State of Delaware

NUMBER OF SHARES        5  SOLE VOTING POWER - 38,064,005
BENEFICIALLY            6  SHARED VOTING POWER -  0
OWNED BY EACH           7  SOLE DISPOSITIVE POWER - 38,064,005
REPORTING PERSON        8  SHARED DISPOSITIVE POWER - 0
WITH:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON

	38,064,005

10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 9:

 	37.18%

12	TYPE OF REPORTING PERSON

	IA

SCHEDULE 13G/A

Issuer: Aradigm Corp.		CUSIP No.: 038505301


ITEM 1

(a)	Name of Issuer:
	Aradigm Corp.


(b)	Address of Issuer's Principal Executive Offices:

	3929 Point Eden Way
	Hayward, CA  94545

ITEM 2

(a)	Name of Person Filing: First Eagle Investment Management, LLC


(b)	Address of Principal Business Office:

	1345 Avenue of the Americas
	New York, NY 10105


(c)	Citizenship: Delaware, USA (Place of Incorporation)


(d)	Title of Class of Securities: Common Stock


(e)	CUSIP Number: 038505301

SCHEDULE 13G/A

Issuer: Aradigm Corp. 		CUSIP No.: 038505301


ITEM 3

If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in section
		3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[  ]	Investment company registered under Section
		8 of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);

(e)	[X]	An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment fund in accordance with
		Section 240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control person in accordance with
		Section 240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).

SCHEDULE 13G/A

Issuer:  Aradigm Corp. 		CUSIP No.: 038505301

ITEM 4.	Ownership.



ITEM 5. Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

First Eagle Investment Management, LLC (FEIM) (Formerly known as Arnhold and S. Bleichroeder Advisers, LLC), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 38,064,005 shares or 37.18% of the Common Stock believed to be outstanding as a result of acting as investment advisor to various clients. Clients of FEIM have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. First Eagle Value in Biotechnology Master Fund, Ltd. ("FEVBM"), a Cayman Islands company for which FEIM acts as investment adviser, may be deemed to beneficially own 19,452,141 of these 38,064,005 shares, which equates to 19.0% of the Common Stock. In addition, 21 April
Fund, Ltd., a Cayman islands company for which FEIM acts as investment adviser, may be deemed to beneficially own 9,870,442 of the 38,064,005 shares, which equates to 9.64% of the Common Stock. Finally, DEF Associates N.V., a Netherlands Antilles company for which FEIM acts as investment adviser, may be deemed to beneficially own 5,000,000 of the 38,064,005 shares, or 4.88% of the Common Stock. In a previous filing, the 5,000,000 shares DEF Associates was deemed to beneficially own, equated to 5.01% of the Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
	WHICH ACQUIRED THESECURITY BEING REPORTED ON BY THE
	PARENT HOLDING COMPANY OR CONTROL PERSON.

	N/A

ITEM 8. Identification and Classification of Members of the Group.

	N/A

ITEM 9. Notice of Dissolution of Group

	N/A

SCHEDULE 13G/A

Issuer: Aradigm Corp.			CUSIP No.: 038505301



ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		February 10, 2010

Signature:	/s/ Mark Goldstein

Name/Title:	Mark Goldstein, Senior Vice President

